UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42418

Ming Shing Group Holdings Limited

(Registrant’s Name)

Office Unit B8, 27/F
NCB Innovation Centre
No. 888 Lai Chi Kok Road
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Ming Shing,” “we,” “us” and “our” refer to Ming Shing Group Holdings Limited and its subsidiaries.

Resignation of Chairman, Chief Executive Officer and Director, Re-designation of Chief Executive Officer and Appointment of Chairman of the Board and Director

Resignation of Chairman, Chief Executive Officer and Director

On May 27, 2026, Mr. Weijin Li (“Mr. Li”) has resigned from his positions as Chairman of the Board, Chief Executive Officer and Director of Ming Shing Group Holdings Limited (the “Company”), effective May 27, 2026. Mr. Li indicated that his resignation is for personal reasons and not due to any disagreement with the Company.

Re-designation of Chief Executive Officer

Following Mr. Li’s resignation, on the same date, the Board has approved the re-designation of Mr. Han Yan as Chief Executive Officer of the Company, effective May 27, 2026.

Appointment of Chairman of the Board and Director

On the same date, the Board approved the appointment of Mr. Zhijun PAN (“Mr. Pan”), age 52, as Chairman of the Board and Director of the Company, effective May 27, 2026. Mr. Pan accepted the position. Mr. Pan does not have any “family relationship” as defined in Item 401 of Regulation S-K. There is no arrangement or understanding, pursuant to which Mr. Pan was appointed as director of the Company. Mr. Pan is not related to any existing officer or director of the Company. There are also no transactions or relationships between or among Mr. Pan with the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The biographical information of Mr. Pan is set forth below.

Mr. Zhijun Pan, age 52, has over 17 years of experience in business management. Since 2008, Mr. Pan has been the chairman and president of Anhui Yuhang Paimeng Health Technology Co., Ltd.. Since May 2026, Mr. Pan has been a director of PMA Nano Carbon Technology Pte Ltd. Mr. Pan obtained an executive master of business administration from Nanjing University and an executive master of business administration from Cheung Kong Graduate School of Business.

In connection with Mr. Pan’s appointment as Chairman of the Board and Director of the Company, the Company and Mr. Pan entered into a director agreement and indemnification agreement. Mr. Pan will receive monthly compensation of US$1,280 for his service as Chairman of the Board and Director. The agreement imposes certain duties and customary confidentiality obligations on Mr. Pan customary for the agreements of this nature. Mr. Pan is also expected to abide by and follow the Company’s code of business conduct and ethics. The foregoing description is merely a summary of the agreement and therefore does not purport to be complete and the director and indemnification agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 10.1.

As previously announced, Ming Shing has entered into a stock purchase agreement for the proposed acquisition of the entire issued share capital of PMA Nano Carbon Tech Limited, an exempted limited company incorporated under the laws of the British Virgin Islands. PMA Nano Carbon Tech Limited holds the entire issued share capital of PMA Nano Carbon Technology Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore. The proposed acquisition remains subject to certain conditions, and there can be no assurance that the transaction will be completed or completed within the expected timeframe.

The Company believes that Mr. Pan’s business management experience and familiarity with PMA Nano Carbon Technology Pte. Ltd. will support the Company’s strategic development following the proposed acquisition. The Company expects that Mr. Pan, as Chairman of the Board, will provide leadership and strategic guidance as the Company continues to pursue its business development initiatives and long-term growth objectives.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Form of Director Agreement and Indemnification Agreement between Ming Shing Group Holdings Limited and its director, Zhijun Pan
99.1	Press Release dated May 27, 2026 –Ming Shing Group Holdings Limited Announces Board Leadership Changes and Appointment of Mr. Zhijun Pan as Chairman of the Board

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ming Shing Group Holdings Limited

Date: May 27, 2026	By:	/s/ Zhijun Pan
	Name:	Zhijun Pan
	Title:	Chairman of the Board and Director

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